SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2
(Amendment No.          )*
BARCLAYS PLC
(Name of Issuer)
Ordinary shares, nominal value 25p per share
(Title of Class of Securities)
06738E204
(CUSIP Number)
July 22, 2008
(Date of Event Which Requires Filing this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No.	06738E204	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Challenger Universal Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		157,979,379

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		157,979,379

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	157,979,379

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

2

CUSIP No.	06738E204	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Sheikh Hamad Bin Jassim Bin Jabr Al-Thani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Qatar

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		680,735,001

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		680,735,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	680,735,001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

3

Item 1(a).	Name of Issuer:

Barclays plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Churchill Place
London E14 5HP
England

Item 2(a).	Name of Person Filing:

	I.	Challenger Universal Limited
	II.	Sheikh Hamad Bin Jassim Bin Jabr Al-Thani

Item 2(b).	Address of Principal Business Office or, if none, Residence:

	I.	c/o Arias, Fabrega & Fabrega Trust Co. BVI Limited
325 Waterfront Drive
Omar Hodge Building
2nd Floor
Wickham’s Cay
Road Town
Tortola
British Virgin Islands

	II.	c/o Challenger Universal Limited
c/o Arias, Fabrega & Fabrega Trust Co. BVI Limited
325 Waterfront Drive
Omar Hodge Building
2nd Floor
Wickham’s Cay
Road Town
Tortola
British Virgin Islands

Item 2(c).	Citizenship:

	I.	British Virgin Islands
	II.	Qatar

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value 25p per share

Item 2(e).	CUSIP Number:

06738E204

Page 4 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934.

Item 4.	Ownership.
     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

					Sole Power	Shared
					to Dispose	Power to
			Sole Power	Shared Power	or to Direct	Dispose or to
	Amount		to Vote or to	to Vote or to	the	Direct the
	Beneficially	Percent	Direct the	Direct the	Disposition	Disposition
Reporting Person	Owned	of Class	Vote	Vote	of	of

Challenger Universal Limited	157,979,379	1.9%	157,979,379	0	157,979,379	0

Sheikh Hamad Bin Jassim Bin Jabr Al-Thani(1)(2)	680,735,001	8.4%	0	680,735,001	0	680,735,001

(1)	Challenger Universal Limited holds approximately 1.9% of the outstanding ordinary shares of the Issuer. Sheikh Hamad Bin Jassim Bin Jabr Al-Thani is the indirect beneficial owner of all of the outstanding shares of Challenger Universal Limited and in such capacity may be deemed to share beneficial ownership of the shares of the Issuer held by Challenger Universal Limited, but disclaims such beneficial ownership.

(2)	Qatar Investment Authority, through its subsidiary Qatar Holding LLC, holds 522,755,622 ordinary shares of the Issuer, or approximately 6.4% of the outstanding ordinary shares of the Issuer. Sheikh Hamad Bin Jassim Bin Jabr Al-Thani is the Deputy Chairman and Chief Executive Officer of Qatar Investment Authority and in such capacity may be deemed to share beneficial ownership of the shares held by Qatar Investment Authority, but disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Page 5 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.
     By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 1, 2008

Challenger Universal Limited

By:	/s/ Fakir Ahmed

	Name:	Fakir Ahmed
	Title:	Director

By:	/s/ Sheikh Hamad Bin Jassim Bin Jabr Al-Thani

	Name:	Sheikh Hamad Bin Jassim Bin Jabr Al-Thani

Page 7 of 9 Pages

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Agreement of Joint Filing

Page 8 of 9 Pages